SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2293	RBEKKERUS@STBLAW.COM

VIA EDGAR TRANSMISSION

February 28, 2020

Re:                             Acceleration Request for GFL Environmental Holdings Inc.
Registration Statement on Form F-1 (File No. 333-232731)

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:                 Asia Timmons-Pierce

Jay Ingram

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, GFL Environmental Holdings Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on March 3, 2020, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2293 with any questions.

Very truly yours,

/s/ Ryan Bekkerus

Ryan Bekkerus

cc:                                 Securities and Exchange Commission

Nudrat Salik

Al Pavot

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